NXT ANNOUNCES THE EXECUTION OF SFD™ SURVEY CONTRACT WITH A NEW CLIENT IN COLOMBIA

Monday, October 26, 2009

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") is pleased to announce the execution of a contract with a new client, a Colombia-based international oil and gas company, to conduct an SFD™ survey in Colombia.  The contract calls for NXT to complete a U.S. $576,000 survey and to provide the client an option to receive a second survey for an additional U.S. $360,000.  In addition the client shall pay a fee for the mobilization of the aircraft.

NXT and Air Partners are preparing for an immediate aircraft ferry flight from Canada to Colombia.  SFD™ surveys are planned to commence in Colombia in the first week of November with completion scheduled in 2009.

“This new contract reaffirms that SFD™ is becoming recognized as a solution to overcome the significant onshore exploration challenges facing many oil and gas companies,” says George Liszicasz NXT’s CEO and President.  “We are confident that our success in Colombia has opened up an exciting new stage in NXT’s business development.”

NXT is in the business of providing wide-area airborne services to clients utilizing its proprietary SFD™ Survey System to search for new oil and gas fields.  The Company rapidly identifies and ranks prospective areas with sub-surface structure and charged reservoir potential.  Our service provides an efficient, cost effective method for surveying large tracts of land and delivering an inventory of high impact SFD™ qualified prospects.

For further information contact:

Ken Rogers, VP Finance and CFO	Dave Burwell
NXT Energy Solutions Inc.	The Howard Group
Suite 1400, 505 3rd Street, S.W.,	Suite 300, 1032 17th Ave. S.W.
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2T 0A5
Tel: (403) 264-7020	Tel: (403) 221-0915
Fax: (403) 264-6442	Fax: (403) 237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

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Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan,", ”schedule”, "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

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